

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 10, 2007

Mr. Thomas B. Specketer
Vice President and Controller
MidAmerican Funding, LLC
666 Grand Ave. Suite 500
Des Moines, IA 50309-2580

      **Re: MidAmerican Funding, LLC, File No. 333-90553
              MidAmerican Energy Company, File No. 333-15387
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Specketer:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William Thompson
                         Branch Chief